Exhibit 99.1

Ballard opens registration for Virtual Capital Markets Day on June 13

VANCOUVER, BC, May 30, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) is pleased to invite all existing and prospective shareholders to a virtual Capital Markets Day event on Tuesday, June 13th, 2023 beginning at 9:00am Pacific Time (12:00pm ET; 6:00pm CET).

Randy MacEwen, Ballard President and CEO said, "Over the past few years, the role of hydrogen in decarbonizing mobility and power generation has become increasingly accepted by many stakeholders. We believe that our current stage of fuel cell adoption is an ideal time to update our shareholders on the progress we have made since our last investor event in 2020, while also charting our future role in the hydrogen economy."

Further details, including webcast registration and dial-in information, will be available on the company's website here.

This event will be filmed and viewable after the fact at www.ballard.com/investors.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/30/c6523.html

%CIK: 0001453015

For further information: Kate Charlton, +1.604.453.3939, investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 30-MAY-23